SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                 Commission File Number 1-5482
                                                                        ------

                          Tyco International (US) Inc.
                       (formerly Tyco International Ltd.)
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             (Exact name of registrant as specified in its charter)

                   One Tyco Park, Exeter, New Hampshire 03833
                                 (603) 778-9700
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                8 1/8% Notes due 1999
                                6 1/2% Notes due 2001
                                6 3/8% Notes due 2004
                                9 1/2% Notes due 2022
                                8%     Notes due 2023
                     Common Stock, par value $0.01 per share
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            (Title of each class of securities covered by this Form)

                                      None
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 (Titles of all other  classes of  securities  for which a duty to file  reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)    [ ]        Rule 12h-3(b)(1)(ii)    [ ]
           Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(2)(i)     [ ]
           Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(ii)    [ ]
           Rule 12g-4(a)(2)(ii)   [ ]        Rule 15d-6              [ ]
           Rule 12h-3(b)(1)(i)    [X]

Approximate number of holders of record as of the certification or notice date:


         One holder for each class of securities covered by this Form 15
         ---------------------------------------------------------------

         Pursuant to the requirements of the Securities Exchange Act of 1934, Tyco International (US) Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  November 12, 1997

                                            TYCO INTERNATIONAL (US) INC.

                                            By:   /s/ Mark H. Swartz
                                            ------------------------
                                            Name:   Mark H. Swartz
                                            Title:  Authorized Officer